KT High-Tech Marketing, Inc.

December 12, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Cash

Re:	KT High-Tech Marketing, Inc.
Item 4.02 Form 8-K
Filed November 23, 2016
Item 4.02/A Form 8-K
Filed December 2, 2016
File No. 0-55564

Dear Mr. Cash:

I write on behalf of KT High-Tech Marketing, Inc., (the “Company”) in response to the Staff’s letter of December 8, 2016, regarding the above-referenced Current Report on Form 8-K, filed November 23, 2016 and amended December 2, 2016 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

1.        Please revise the File Number on the cover of your Form 8-K.

In response to this Comment, the Company has revised the file number on the cover of the Form 8-K to reflect 000-55564.

2.       Please further revise to provide a brief summary of the facts underlying the independent accountant’s conclusion. Refer to Item 4.02(b)(3) of the Form 8-K.

The Independent Accountant reached its conclusion solely on the basis that it had not yet reviewed the Company’s quarterly financial statements when they were filed in the Quarterly Report on Form 10-Q. The Current Report has been clarified to state in part as follows:

“The Independent Accountant made this determination because the financial statements contained in the quarterly report had not, at the time such report was filed, been reviewed by the Independent Accountant.”

3.       Please tell us whether you intend to file restated financial statements. If so, tell us how and when you intend to do so. We may have further comment after you file the restated financial statements.

The Independent Accountant’s review of the Company’s quarterly financial statements has been completed and the Company has filed an amended 10-Q. The Current Report has been updated to state in part as follows:

United States Securities and Exchange Commission

Attn: John Cash

December 12, 2016

Page | 2

“The Independent Accountant’s review of our financial statements has now been completed. On December 12, 2016, we filed an amended Quarterly Report on Form 10-Q/A which discloses restated financial statements for the three and nine months ended September 30, 2016 which have been reviewed by our Independent Accountant.”

Sincerely,

KT High-Tech Marketing, Inc.

By: /s/ Michael Mo

Michael Mo, Chief Executive Officer